Exhibit 99.1
Report of Independent Registered Public Accounting Firm
To the Partners
Oxy Vinyls, LP.:
We have audited the accompanying consolidated statements of operations, changes in partners’ capital and cash flows of Oxy Vinyls, LP and subsidiaries (the Partnership) for the six months ended June 30, 2007. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Oxy Vinyls, LP and subsidiaries for the six months ended June 30, 2007, in conformity with U.S. generally accepted accounting principles.
As explained in Note 3 to the consolidated financial statements, the Partnership retrospectively changed its method of accounting for noncontrolling interests in 2009.
KPMG LLP
Dallas, Texas
February 29, 2008, except with respect to the updated disclosures pertaining to the retrospective application of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51, as described in Note 3 to the consolidated financial statements, as to which the date is February 18, 2010.

OXY VINYLS, LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2007
(Amounts in thousands)

Six Months Ended
6/30/2007
REVENUES:

Net sales	$1,107,393

COSTS AND OTHER DEDUCTIONS:

Cost of sales	1,087,327

Selling, general and administrative and other operating expenses, net	9,400

Gain on sale of assets	(887)

Interest expense, net	6,275

INCOME FROM OPERATIONS BEFORE TAXES AND OTHER ITEMS	5,278

Provision for income taxes	3,773

NET INCOME	1,505

Less: Net income attributable to noncontrolling interest	(3,552)

NET LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	(2,047)

Other comprehensive loss on postretirement liability adjustment	(2,688)

COMPREHENSIVE LOSS ATTRIBUTABLE TO CONTROLLING INTEREST	$(4,735)

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
For the Six Months Ended June 30, 2007
(Amounts in thousands)

	Occidental		Occidental		1999 PVC		Noncontrolling
	PVC LP Inc.		PVC LLC		Partner Inc.		Interest	Total
								Partners’ Capital
		Accumulated		Accumulated		Accumulated		Including Accumulated
		Other		Other		Other		Other Comprehensive
	Partner’s	Comprehensive	Partner’s	Comprehensive	Partner’s	Comprehensive		Loss and Noncontrolling
	Capital	Loss	Capital	Loss	Capital	Loss		Interest
Balance at December 31, 2006	$865,197	$(8,576)	$11,541	$(115)	$276,857	$(2,744)	$114,442	$1,256,602
Net (loss) income	(1,535)		(21)		(491)		3,552	1,505
Increase in liability for unfunded postretirement benefit obligation	—	(2,016)	—	(27)	—	(645)	—	(2,688)

Balance at June 30, 2007	$863,662	$(10,592)	$11,520	$(142)	$276,366	$(3,389)	$117,994	$1,255,419

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2007
(Amounts in thousands)

Six Months Ended
6/30/2007
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$1,505
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	68,878
Other noncash charges to income, net	1,203
Loss on retirement of assets, net	1,831
Gain on sale of assets	(887)
Changes in operating assets and liabilities:
Increase in trade and other receivables	(68,208)
Increase in inventories	(4,115)
Decrease in prepaid expenses	45
Increase in major maintenance spending	(2,718)
Decrease in accounts payable, property taxes and other accrued liabilities	(17,182)
Increase in current foreign income taxes payable	57
Increase in foreign income taxes payable	1,443
Increase in payable to Occidental Chemical Corporation, net	19,222
Increase in receivable from PolyOne Corporation, net	(12,607)
Other operating, net	(1,825)

Net cash used by operating activities	(13,358)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(34,746)
Proceeds from sale of assets	1,655

Net cash used by investing activities	(33,091)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of long-term debt	(24,750)
Increase in loans payable to Occidental Petroleum Investment Co.	83,151

Net cash provided by financing activities	58,401

Increase in cash and cash equivalents	11,952

Cash and cash equivalents, beginning of period	517

Cash and cash equivalents, end of period	$12,469

The accompanying notes are an integral part of these consolidated financial statements.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —
Formation and operations -
     Oxy Vinyls, LP (“OxyVinyls” or the “Partnership”), a Delaware limited partnership, was formed on April 6, 1999, pursuant to a Limited Partnership Agreement among Occidental PVC LP, Inc. (the “Oxy Limited Partner”) and Occidental PVC, LLC (the “Oxy General Partner”), wholly-owned subsidiaries of Occidental Chemical Corporation (“OCC”) and 1999 PVC Partner Inc., (the “PolyOne Limited Partner”), a subsidiary of PolyOne Corporation (“PolyOne”). The contributions and related transactions described in this Note were effective, and the Partnership commenced operations, as of April 30, 1999, at which time the Limited Partnership Agreement was amended pursuant to a First Amended and Restated Limited Partnership Agreement dated as of April 30, 1999 (collectively with the Limited Partnership Agreement, the “Partnership Agreement”). Through the Oxy General Partner and the Oxy Limited Partner, OCC indirectly owned a 76 percent interest in the Partnership. OCC is an indirect, wholly-owned subsidiary of Occidental Petroleum Corporation (“OPC”). Through the PolyOne Limited Partner, PolyOne indirectly owned a 24 percent interest in the Partnership. See Note 15 for ownership changes and related transactions subsequent to June 30, 2007.
     The Partnership owns and operates polyvinyl chloride (“PVC”), vinyl chloride monomer (“VCM”) and chlor-alkali manufacturing facilities in the United States and Canada that were contributed on behalf of the Oxy General Partner and the Oxy Limited Partner by OCC, and on behalf of the PolyOne Limited Partner, by PolyOne. A 50 percent equity interest in OXYMAR (“OxyMar”), which was a Texas general partnership between Oxy VCM Corporation (“Oxy VCM”), an indirect wholly-owned subsidiary of OCC, and U.S. VCM Corporation (“U.S. VCM”), a wholly-owned subsidiary of Marubeni Corporation (“Marubeni”), a Japanese corporation, was contributed to the Partnership at formation through the merger of Oxy VCM into the Oxy General Partner and the subsequent transfer by the Oxy General Partner of its equity interest in OxyMar to the Partnership. OxyVinyls consolidates OxyMar under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). (See Principles of consolidation section below and Note 2.) As of April 30, 2004, Marubeni exercised its option to put its interest in OxyMar to OCC. (See Note 2.)
     Under terms of the Partnership Agreement, net income is allocated pro-rata among the partners based on their percentage ownership of the Partnership. Distributions to the partners and any additional cash contributions required by the Partnership are also based on the partners’ percentage ownership of the Partnership.
Principles of consolidation -
     The consolidated financial statements include the accounts of OxyVinyls, OxyMar (as discussed below), LaPorte Chemicals Corporation (“LaPorte”), OxyVinyls Export Sales LLC and OxyVinyls Canada Inc. (“OxyVinyls Canada”), whose functional currency is the U.S. dollar. All intercompany accounts and transactions have been eliminated.
     OxyMar is 50 percent owned by OxyVinyls and 50 percent owned and operated by OCC. The consolidated financial statements include 100 percent of the accounts of OxyMar. OCC’s 50 percent interest in OxyMar and OxyMar’s results of operations have been reflected as a noncontrolling interest. (See Note 2.)

     Certain financial statement and notes data have been reclassified to conform to the June 30, 2007 presentation.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)
Risks and uncertainties -
     The process of preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts, but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of OxyVinyls’ financial position and results of operations.
     The carrying value of OxyVinyls’ property, plant and equipment (“PP&E”) is based on the cost incurred to acquire the PP&E, net of accumulated depreciation and any impairment charges. OxyVinyls performs impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that the carrying amount may not be recoverable, or when management’s plans change with respect to those assets. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), OxyVinyls must compare the undiscounted future cash flows of an asset to its carrying value. (See Note 5.)
     Since OxyVinyls’ major products are commodities, significant changes in the prices of chemical products could have a significant impact on OxyVinyls’ results of operations for any particular period. OxyVinyls also depends on feedstocks and energy to produce chemicals, both of which are commodities subject to significant price fluctuations. OxyVinyls had two major customers during the period presented, which accounted for 25.9 percent of total sales for the six months ended June 30, 2007.
     Substantially all key raw materials are supplied by related parties. (See Notes 13 and 15.)
Revenue recognition -
     Revenue from product sales is recognized after the product is shipped and title has passed to the customer. Prices are fixed at the time of shipment. Customer incentive programs provide for payments or credits to be made to customers based on the volume of product purchased over a defined period. Total customer incentive payments over a given period are estimated and recorded as a reduction to revenue ratably over the contract period. Such estimates are evaluated and revised as warranted.
Income taxes -
     The Partnership is generally not subject to income taxes except for Canadian income taxes related to its consolidated subsidiary, OxyVinyls Canada, as well as certain U.S. state and federal income taxes associated with OxyVinyls’ wholly-owned subsidiary, LaPorte. In addition, OxyVinyls is subject to the Texas Legislature’s House Bill 3 (“Texas Margin Tax”), which was enacted in May 2006 and amended in May 2007. (See Note 12.)

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)
Income taxes - (continued)
     The Partnership follows SFAS No. 109, “Accounting for Income Taxes”, pursuant to which the liability method is used in accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and regulations that will be in effect when the differences are expected to reverse.
Foreign currency transactions -
     The functional currency applicable to OxyVinyls’ Canadian operations is the U.S. dollar since cash transactions are principally denominated in U.S. dollars. The effect of exchange rate changes on transactions denominated in nonfunctional currencies generated a gain of $.2 million for the six months ended June 30, 2007.
Cash and cash equivalents -
     Cash equivalents consist of highly liquid certificates of deposits with initial maturities of three months or less.
     Interest income on deposits with unrelated parties was minimal in the six months ended June 30, 2007.
Other assets -
     Other assets are net of accumulated amortization and include certain tangible assets and deferred charges that are amortized over the estimated periods to be benefited (three to ten years).
Major maintenance expenditures -
     Prior to 2007, OxyVinyls used the accrue-in-advance method to account for major maintenance turnaround expenditures. Under this method, an estimate was made of the costs expected to be incurred in connection with the next planned major maintenance shutdown. That estimate was then accrued on a straight-line basis over the period of time until the next planned major maintenance shutdown occurs. Effective January 1, 2007, OxyVinyls changed the accounting method for major maintenance turnaround expenditures to the deferral method. (See Note 3.)
Asset retirement obligations -
     In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), OxyVinyls recognizes the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred or becomes reasonably estimable and if there is a legal obligation to dismantle the asset and reclaim or remediate the property at the end of its useful life. The liability amounts are based on future retirement cost estimates and incorporate many assumptions such as time to abandonment, future inflation rates and the adjusted risk free rate of interest. When the liability is initially recorded, OxyVinyls capitalizes the cost by increasing the related property, plant and equipment balances. Over time the liability is increased and expense is recognized for the change in its present value, and the initial capitalized cost is depreciated over the useful life of the asset. No market risk premium has been included in OxyVinyls’ liability since no reliable estimate can be made at this time.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)
Exchanges -
     Finished product exchange transactions, which involve homogeneous commodities held for sale in the ordinary course in the same line of business and do not involve the payment or receipt of cash, are not accounted for as purchases and sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with established inventory valuation policy.
Research and development costs -
     Research and development costs, which are charged to selling, general and administrative and other operating expenses as incurred, were $1.5 million for the six months ended June 30, 2007.
Supplemental cash flow information -
     Cash payments for income taxes totaled $.8 million during the six months ended June 30, 2007. Net interest paid totaled $8.2 million during the six months ended June 30, 2007.
Fair value of financial instruments -
     OxyVinyls values financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments. OxyVinyls estimates the fair value of its long-term debt based on the quoted market prices for the same or similar issues or on the yields offered to OxyVinyls for debt of similar rating and similar remaining maturities. The estimated fair value of OxyMar’s bonds referenced in Note 6 was $6.8 million at June 30, 2007, compared with a carrying value of $6.8 million at June 30, 2007. The carrying value of all other financial instruments approximates fair value.
(2) OXYMAR —
     OxyMar is a partnership that is 50 percent owned by OxyVinyls and 50 percent owned by Oxy VCM, LP, an indirectly wholly-owned subsidiary of OCC. OxyMar owns a VCM manufacturing facility at Ingleside, Texas, which is operated on OxyMar’s behalf by OCC pursuant to an operating agreement. OxyMar is not subject to federal income taxes because its income is directly reportable by the individual partners. OxyVinyls consolidates its investment in OxyMar under FIN No. 46, which requires a company to consolidate a variable interest entity (“VIE”) if it is designated as the primary beneficiary of that entity even if the company does not have a majority of the VIE’s voting interests. A VIE is generally defined as an entity whose equity is unable to finance its activities or whose owners lack the risks and rewards of ownership. The statement also imposes disclosure requirements for all the VIEs of a company, even if the company is not the primary beneficiary.
     Under the terms of the Third Amended and Restated Partnership Agreement effective April 30, 2004, net income is allocated among the partners pro-rata based on their percentage interest in the results of OxyMar. Distributions to the partners are also based on the partners’ percentage interest in OxyMar.
     All intercompany accounts and transactions between OxyVinyls and OxyMar have been eliminated.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(3) ACCOUNTING CHANGES —
Recently adopted accounting changes -
     On January 1, 2009, OxyVinyls retrospectively adopted new accounting standards affecting the presentation and disclosure requirements related to noncontrolling interests in subsidiaries. SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements but separate from the parent’s equity and it requires the amount of consolidated net income attributable to both the controlling interest and noncontrolling interest to be disclosed separately on the face of the statement of operations. OxyVinyls previously reported noncontrolling interests as minority interest in its consolidated financial statements. OxyVinyls adopted SFAS 160 prospectively, except for the presentation and disclosure requirements which were applied retrospectively to all periods presented. SFAS 160 was issued in December 2007 and had no material impact on OxyVinyls’ consolidated financial statements upon adoption.
     In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN No. 48”). This interpretation specifies that benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position meeting the more-likely-than-not recognition threshold should be measured at the largest amount of benefit for which the likelihood of realization upon ultimate settlement exceeds 50 percent. OxyVinyls adopted FIN No. 48 on January 1, 2007 and there was no material effect on the financial statements upon adoption.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) 108, “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires quantification of the impact of all prior year misstatements from both a consolidated statement of operations and a consolidated balance sheet perspective to determine if the misstatements are material. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. OxyVinyls adopted SAB 108 effective December 31, 2006, and there was no material effect on the financial statements upon adoption.
     Certain OxyVinyls executives participate in OPC stock-based incentive plans that are described in Note 10. On July 1, 2005, OPC early adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payments” (“SFAS No. 123R”), under the modified prospective transition method. Prior to July 1, 2005, OPC applied the Accounting Principles Board (APB) Opinion No. 25 intrinsic value accounting method for its stock incentive plans. Under the modified prospective transition method, the fair value recognition provisions apply only to new awards or awards modified after July 1, 2005. Additionally, the fair value of existing unvested awards at the date of adoption is recorded in compensation expense over the remaining requisite service period. OPC adopted this statement in the third quarter of 2005 and the adoption did not have a material impact on the consolidated financial statements of OxyVinyls. (See Note 10.)

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(4) INVENTORIES —
     Inventories are valued at the lower of cost or market. The last-in, first-out (“LIFO”) method was used to determine the cost of $82 million of OxyVinyls’ U.S. inventories at June 30, 2007. The remaining inventories in Canada and OxyMar are accounted for using the first-in, first-out (“FIFO”) and weighted-average-cost methods.
(5) PROPERTY, PLANT AND EQUIPMENT —
     Property additions and major renewals and improvements are capitalized at cost. Interest costs incurred in connection with major capital expenditures are capitalized and depreciated over the lives of the related assets. OxyVinyls capitalized $1.4 million of interest during the six months ended June 30, 2007.
     The estimated useful lives of OxyVinyls’ assets, which range from three years to 50 years, are used to compute depreciation expense and are also used in impairment tests. The estimated useful lives used for the facilities are based on the assumption that OxyVinyls will provide an appropriate level of annual expenditures to ensure that productive capacity is maintained. Without these continued expenditures, the useful lives of these plants could significantly decrease. Other factors that could change the estimated useful lives of OxyVinyls’ plants include sustained higher or lower product prices, which are particularly affected by both domestic and foreign competition, feedstock costs, energy prices, environmental regulations, competition and technological changes.
     OxyVinyls performs impairment tests on its assets whenever events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows that would indicate that its carrying amount may not be recoverable, or when management’s plans change with respect to those assets. Under the provisions of SFAS No. 144, OxyVinyls compares the undiscounted future cash flows of an asset to its carrying value. The key factors that could significantly affect future cash flows are future product prices, which are particularly affected by both domestic and foreign competition, feedstock costs, energy costs, regulations and remaining estimated useful life. Impaired assets are written down to their estimated fair values.
     OxyVinyls’ plants are depreciated using either the unit-of-production or straight-line method based upon the estimated useful life of the facilities.
(6) CURRENT MATURITIES OF LONG-TERM DEBT AND NOTE PAYABLE TO OCC —
     In 1996, OxyMar issued bonds with an aggregate principal amount of $165 million, which bear interest at 7.5 percent per year and are due in 2016 (the “Bonds”). Proceeds, net of amortizable financing fees and original issue discount, totaled $163.3 million. Semiannual interest payments are due on February 15 and August 15.
     OPC unconditionally guarantees OxyMar’s obligation to pay interest and principal on the Bonds. OPC had purchased $108.7 million of the Bonds as of December 31, 2005. During the second quarter of 2006, OxyMar retired the Bonds purchased by OPC in the amount of $108.7 million through capital contributions from its partners. As part of this transaction, OPC loaned $54.9 million to OxyVinyls, who in turn contributed the $54.9 million to OxyMar for use in retiring the Bonds. (See Note 7.)

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(6) CURRENT MATURITIES OF LONG-TERM DEBT AND NOTE PAYABLE TO OCC — (continued)
     OxyMar was obligated to make semiannual principal repayments on the Bonds of a minimum of $8.3 million beginning August 2006. OxyMar opted to pay an increased principal amount of $24.7 million at each of August 15, 2006 and February 15, 2007. OxyMar has committed to pay the remaining $6.8 million in outstanding principal, which is shown as a current liability on the accompanying consolidated balance sheet, on August 15, 2007. (See Note 15.)
     Interest expense related to the Bonds was $.5 million for the six months ended June 30, 2007.
(7) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC —
     OxyVinyls participates in OPC’s centralized cash management system for its domestic operations through OPC’s affiliate, Occidental Petroleum Investment Co. (“OPIC”), and maintains a concentration account to collect cash receipts and fund disbursements. OPIC funds any negative cash balances and collects any excess cash balances on a daily basis in the concentration account under the terms of a Cash Management and Credit and Deposit Facilities Agreement between OPIC and OxyVinyls (the “Agreement”).
     Under the terms of the Agreement, OPIC committed to loan OxyVinyls, on a revolving basis, up to $104 million. A new Cash Management and Credit and Deposit Facilities Agreement (the “New Agreement”), replaced the original Agreement in 2003, which was subsequently replaced by the First Amended and Restated Cash Management and Credit and Deposit Facilities Agreement (the “Amended Agreement”) as of May 1, 2006. Effective May 1, 2007, the Amended Agreement was extended through April 30, 2008. The Amended Agreement may be terminated at any time by OxyVinyls, at which date any outstanding loans and any accrued interest and fees payable become due.
     Under the terms of the first amendment to the New Agreement, loans payable to OPIC accrued interest at the one-month London Interbank Offered Rate (“LIBOR”) plus a margin rate on loans payable to OPIC of 500 basis points from April 2004 through April 2006. Loans receivable from OPIC accrued interest at the one-month LIBOR. The Amended Agreement changed the margin rate to 400 basis points effective May 1, 2006. Net interest expense was $1.4 million for the six months ended June 30, 2007.
     In April 2003, OPIC provided a loan of $179.6 million (the “LaPorte Loan”) to fund the purchase of the leased LaPorte VCM plant. Under terms of the Amended Agreement, mandatory prepayment of outstanding debt is required when distributable cash is available, at an amount equal to 25 percent of distributable cash. OxyVinyls prepaid $46.9 million during 2004, $37.5 million during 2005, and $62.5 million during 2006, which reduced the LaPorte Loan balance to $32.7 million. The outstanding loan balance was $32.7 million at June 30, 2007. The LaPorte Loan accrues interest under the same terms as the revolving credit facility above. Interest expense was $1.5 million for the six months ended June 30, 2007.
     On June 16, 2006, OxyVinyls borrowed an additional $54.9 million from OPIC (the “OBR Loan”) under the terms of the Amended Agreement. The outstanding principal accrues interest at 6.2 percent per annum. The first principal payment of $9.0 million is payable to OPIC in August 2007. Interest expense on the OBR Loan was $1.7 million for the six months ended June 30, 2007.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(7) CASH MANAGEMENT AND CREDIT AND DEPOSIT FACILITIES AGREEMENTS WITH OPC — (continued)
     OxyMar also participates in OPC’s centralized cash management system through OPIC. Under the terms of a Cash Management and Credit Facilities Agreement (the “Original Agreement”) with OxyMar, OPIC makes loans each business day in an amount equal to the funds required to eliminate any negative balance in OxyMar’s bank account plus any payments due to OPIC. In addition, OxyMar transfers any excess funds at the end of each business day from its bank account to OPIC. The Original Agreement and subsequent amendments were replaced by the First Amended and Restated Cash Management and Credit and Deposit Facilities Agreement (the “OPIC Revolver”) effective May 1, 2006. Effective May 1, 2007, the Amended Agreement was extended through April 30, 2008. The credit facility limit was $150 million at June 30, 2007. Interest is calculated at the LIBOR rate plus the applicable credit facility margin, which was 400 basis points as of June 30, 2007. Interest expense on the OPIC Revolver was $2.3 million for the six months ended June 30, 2007.
(8) ENVIRONMENTAL LIABILITIES —
     OxyVinyls voluntarily entered into a consent decree with the U.S. Environmental Protection Agency, the State of New Jersey and the Louisville Metropolitan Air Pollution Control District regarding contested compliance allegations at four manufacturing facilities. The decree was entered by the U.S. District Court for the Northern District of Texas in July 2006. Under the terms of the decree, OxyVinyls paid penalties of approximately $.3 million in August 2006 to resolve alleged state and federal law violations, and paid $.1 million in October 2006 toward a dust control study in New Jersey as a supplemental environmental project. In addition, OxyVinyls is undertaking emission reduction projects expected to reduce vinyl chloride emissions at a cost of approximately $1.1 million as supplemental environmental projects under the decree.
     Pursuant to the terms of the asset contribution agreements with OxyVinyls, each partner is responsible for the environmental remediation costs and associated claims arising out of, in connection with or relating to conditions that existed prior to the formation of OxyVinyls with respect to the assets contributed by that partner. This responsibility extends to, among other things, environmental remediation of conditions identified before forming OxyVinyls and conditions first identified within 10 years after the formation date, except to the extent, if any, that OxyVinyls exacerbates or accelerates the condition as provided in the contribution agreements. OxyVinyls has not created environmental conditions that currently require ongoing remediation pursuant to applicable laws, and has not exacerbated or accelerated any such environmental conditions. Since May 1, 1999, OxyVinyls has manufactured, processed, handled, used, reused, recycled, treated, stored and/or disposed of materials at or from its facilities in the ordinary course of its business. The possibility that the actions of OxyVinyls may require future remediation at any particular site is currently considered remote. Since OxyVinyls itself has no environmental remediation responsibilities that are probable and can be reasonably estimated, no accrual by OxyVinyls for environmental remediation is warranted.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(9) COMMITMENTS AND CONTINGENCIES —
Leases -
     At June 30, 2007, future net minimum rental commitments under noncancelable operating leases with terms in excess of one year are as follows (in thousands):

July 1 through December 31, 2007	$9,475
January 1 through December 31, 2008	27,881
2009	13,219
2010	18,079
2011	5,285
2012	1,975
Thereafter	5,865

$81,779

     OxyVinyls has commitments for guaranteed residual values on leased equipment that totaled approximately $6.6 million as of June 30, 2007.
     Rent expense was approximately $10.1 million for the six months ended June 30, 2007, and is included in cost of sales and selling, general and administrative and other operating expenses, net in the consolidated statements of operations.
Other -
     OxyVinyls has certain other contractual commitments to purchase electrical power, raw materials and other obligations, all in the ordinary course of business and at market prices.
     The Partnership also becomes involved in certain legal proceedings in the normal course of business. Management believes that the outcome of such matters will not significantly affect the Partnership’s consolidated financial position or results of operations.
     Also see Notes 1 and 12 related to income taxes and Notes 6, 7 and 13 regarding related parties.
(10) STOCK-BASED INCENTIVE PLANS —
     Certain OxyVinyls executives and senior managers participate in several OPC plans that provide for stock-based awards in the form of options, restricted stock (“RSUs”), stock appreciation rights (“SARs”), performance stock awards (“PSAs”) and dividend equivalents.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(10) STOCK-BASED INCENTIVE PLANS — (continued)
     As discussed in Note 3, on July 1, 2005, OPC changed its method of accounting for stock-based compensation from the APB Opinion No. 25 intrinsic value accounting method to the fair value recognition provisions of SFAS No. 123R. Prior to July 1, 2005, OxyVinyls had already been expensing its SARs, RSUs and PSAs charges from OPC. On July 1, 2005, OxyVinyls began expensing its OPC options and recording compensation expense for all other OPC stock-based incentive awards using fair value amounts on the date of grant in accordance with SFAS No. 123R. OPC measures the fair values of options and stock settled SARs on the date of grant using the Black-Scholes option valuation model. The fair values of the stock-settled portions of PSAs are measured on the date of grant using a Monte Carlo simulation model. The fair value of the underlying OPC stock as of the grant dates of the PSAs granted in the six months ended June 30, 2007 was $39.69. The fair value of the cash-settled portion of PSAs is also estimated using a Monte Carlo simulation model each quarter, through vesting, using updated assumptions. Change in the fair value of the cash-settled portion of the PSAs is recorded as compensation expense. The adoption of SFAS No. 123R did not have a material impact on the consolidated financial statements of OxyVinyls.
     OxyVinyls recognized compensation expenses for stock-based incentive plans of $3.5 million during the six months ended June 30, 2007. As of June 30, 2007, there was $3.4 million of unrecognized compensation expense related to all unvested stock-based incentive award grants. This expense is expected to be recognized over a weighted average period of 1.8 years.
(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS —
     OxyVinyls participates in various defined contribution retirement plans that provide for periodic contributions by OxyVinyls based on plan-specific criteria, such as base pay, age level and/or employee contributions. Certain salaried employees participate in a supplemental retirement plan that provides restoration of benefits lost due to governmental limitations on qualified retirement benefits. OxyVinyls expensed approximately $3.5 million in the six months ended June 30, 2007 under the provisions of these defined contribution and supplemental retirement plans.
     OxyVinyls provides medical and dental benefits and life insurance coverage for certain active, retired and disabled employees and their eligible dependents. The benefits generally are funded by OxyVinyls as the benefits are paid during the year. The cost of providing these benefits is based on claims filed and insurance premiums paid for the period. The total benefit costs, including the postretirement costs, were approximately $4.5 million in the six months ended June 30, 2007.
     As discussed in Note 3, on December 31, 2006, OxyVinyls adopted the provisions of SFAS No. 158. This statement requires the employer to recognize the over-funded or under-funded amounts of its defined benefit and other postretirement plans as an asset or liability in its balance sheet and recognize changes in the funded status of these plans in the year in which the changes occur through OCI if they are not recognized in the consolidated statement of operations. The statement also requires companies to use the date of its fiscal year-end to measure the plans.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS — (continued)
Obligations and Funded Status -
     OxyVinyls uses a measurement date of December 31 for postretirement benefit plans.

For the period ended June 30, 2007 (in thousands):
Changes in benefit obligation:
Benefit obligation — beginning of period	$38,654
Service cost — benefits earned during the period	492
Interest cost on projected benefit obligation	1,096
Actuarial loss	3,065
Benefits paid	(856)

Benefit obligation — end of period	$42,451

Funded status:
Unfunded obligation	$(42,451)
Unrecognized net loss	—

Net amount recognized	$(42,451)

Accrued benefit liability	$(42,451)
Net amount recognized	$(42,451)
Components of Net Periodic Benefit Cost -

June 30,
For the periods ended (in thousands):	2007
Net periodic benefit cost:
Service cost — benefits earned during the period	$492
Interest cost on benefit obligation	1,096
Recognized actuarial loss	377

Net periodic benefit cost	$1,965

     The estimated net loss for the postretirement plans that will be amortized from accumulated OCI into net periodic benefit cost over the next 12 months is $.8 million.
Additional information —
     OxyVinyls’ postretirement benefit plan obligations are determined based on various assumptions and discount rates, as described below. The actuarial assumptions used could change in the near term as a result of changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decreases in the liabilities accrued.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(11) RETIREMENT PLANS AND POSTRETIREMENT BENEFITS — (continued)
Additional information — (continued)
      The following table sets forth the discount rates used to determine OxyVinyls’ benefit obligation and net periodic benefit cost for postretirement benefit plans:

For the periods ended June 30, 2007:
Discount rates:
Benefit obligation	5.53%
Net period benefit cost	5.53%
     The postretirement benefit obligation was determined by application of the terms of medical and dental benefits and life insurance coverage, including the effect of established maximums on covered costs, together with relevant actuarial assumptions and healthcare cost trend rates projected at a Consumer Price Index (“CPI”) increase of 1.25 percent as of June 30, 2007. Participants pay for all medical cost increases in excess of increases in the CPI. Consequently, increases in the assumed healthcare cost trend rates would have no impact on the postretirement benefit obligation at June 30, 2007.
     Estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the periods ended December 31, (in thousands):

July 1 through December 31, 2007	$856
January 1 through December 31, 2008	1,700
2009	1,900
2010	2,100
2011	2,300
2012	2,500
2013-2017	15,000
(12) INCOME TAXES —
     At June 30, 2007, OxyVinyls had Canadian federal and provincial net operating loss carryforwards of approximately $68.2 million. The temporary differences resulting in deferred foreign and state income tax assets are primarily related to property, plant and equipment.
     The state of Texas enacted the Texas Margin Tax during 2006, which affected OxyVinyls in 2007 due to its operations in Texas. OxyVinyls recorded deferred tax expense of $.2 million for the six months ended June 30, 2007, for the cumulative temporary difference in property, plant and equipment for OxyVinyls’ tax versus book liabilities that are apportioned to Texas at the 1 percent rate for the new tax.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(12) INCOME TAXES — (continued)
     The provisions (credits) for domestic and foreign income and other taxes from continuing operations consisted of the following (in millions):

	U.S.	State &
	Federal	Local	Foreign	Total
Six months ended June 30, 2007:
Current	$.5	$.3	$.2	$1.0
Non-current	—	—	1.4	1.4
Deferred	—	1.4	—	1.4

	$.5	$1.7	$1.6	$3.8

     OxyVinyls is subject to audit by taxing authorities in various tax jurisdictions. Management believes that any resulting adjustments to OxyVinyls’ tax liabilities would not have a material adverse impact on its financial position or results of operations.
     OxyVinyls paid taxes of $.8 million during the six months ended June 30, 2007.
(13) RELATED-PARTY TRANSACTIONS —
     OxyVinyls sells PVC to PolyOne under the terms of a sales agreement that expires on December 31, 2013. PolyOne has the right to renew this agreement for two five-year periods. The agreement requires PolyOne and its majority affiliates to purchase their annual PVC requirements in North America in excess of 290 million pounds from OxyVinyls. For the first 880 million pounds of PVC supplied in any calendar year, PolyOne will pay a price based upon cost and other market considerations. PolyOne will purchase all volumes over 880 million pounds in any calendar year at a competitive market price. (See Note 15.)
     OxyVinyls sells VCM to OCC and PolyOne under the terms of separate sales agreements that expire on December 31, 2013. PolyOne has a right to renew their agreement for two five-year periods. The agreements require that OCC and PolyOne purchase all of their VCM requirements for production of PVC in North America from OxyVinyls at market price. Under the terms of the agreements, PolyOne and OCC receive an integration credit on the first 210 million and 215 million pounds purchased in any year, respectively, to compensate for surrendered purchasing power on major feedstocks. Additionally, under the terms of a new agreement entered into in 2005 that expires on December 31, 2009, OxyVinyls sells a limited quantity of VCM to OCC. (See Note 15.)
     OxyVinyls’ sales of VCM to OCC under the terms of these agreements were approximately $4.3 million for the six months ended June 30, 2007. OxyVinyls’ sales of PVC and VCM to PolyOne under the terms of these agreements were approximately $152 million for the six months ended June 30, 2007.
     OxyVinyls sells chlor-alkali and other specialty products to OCC under the terms of a sales agreement that expires on December 31, 2013. This agreement requires OCC to purchase at a market-related price all of these products produced by OxyVinyls that are not required for its internal uses. This agreement further requires OxyVinyls to pay OCC a fee for marketing excess chlor-alkali products to third parties. OxyVinyls sold $71.1 million of chlor-alkali and specialty products to OCC during the six months ended June 30, 2007. OxyVinyls paid a marketing fee of $5.5 million to OCC during the six months ended June 30, 2007.

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(13) RELATED-PARTY TRANSACTIONS — (continued)
     OxyVinyls purchases ethylene from Equistar Chemicals LP (“Equistar”), an affiliate of Lyondell Chemical Corporation (“Lyondell”), an available-for-sale cost method investment of OPC as of June 30, 2007, under the terms of an agreement. OxyVinyls purchases ethylene for the Deer Park VCM facility and the LaPorte VCM facility based on a market related price, as defined in the agreement. The agreement expires on December 31, 2018, with decreasing volume requirements in years 2014 through 2018. OxyVinyls purchased $121.1 million of ethylene from Equistar under the terms of these agreements during the six months ended June 30, 2007. In addition, OxyMar purchased ethylene of $159.6 from Equistar during the six months ended June 30, 2007. (See Note 15.)
     OxyVinyls purchases chlorine from Sunbelt Chlor Alkali Partnership, an equity investee of PolyOne (“Sunbelt”), under the terms of an agreement that expires on December 31, 2094. This agreement requires OxyVinyls to purchase at a market-related price, less a discount, all chlorine produced by Sunbelt at its chlorine manufacturing facility in McIntosh, Alabama, up to a maximum of 250 thousand tons per year. OxyVinyls purchased $33.9 million of chlorine from Sunbelt under the terms of this agreement during the six months ended June 30, 2007. (See Note 15.)
     Pursuant to raw material purchase agreements, OxyMar purchases substantially all of its principal raw materials at approximate market prices from OCC. Total chlorine purchased from OCC in the six months ended June 30, 2007 was $105.1 million.
     OCC is engaged, under the terms of an operating agreement, to operate and maintain OxyMar’s manufacturing facility, the cost of which is reimbursed to OCC by OxyMar. OxyMar also reimburses OCC for steam, electricity, natural gas and other raw materials, along with other operating costs, which totaled $42.3 million for the six months ended June 30, 2007.
     OxyVinyls incurs costs charged by OCC and PolyOne under the terms of various service and shared facilities agreements. These agreements are in effect generally so long as services continue to be provided between parties and/or facilities continue to be shared. Under the provisions of these agreements, OxyVinyls receives from and makes payments to PolyOne and OCC for shared facilities at Louisville, Kentucky, Pedricktown, New Jersey and Pasadena, Texas. In some cases, the agreements contain renewal options at negotiated prices. The net amounts of these costs were approximately $.4 million for the six months ended June 30, 2007. (See Note 15.) Additionally, OxyVinyls incurred the following costs payable to OCC and PolyOne (in millions):

	OCC	PolyOne
Administrative and other support services:
For the six months ended June 30, 2007	$10.0	$.7

OxyMar support and services fee:
For the six months ended June 30, 2007	$2.5	$—

Net railcar rent expense:
For the six months ended June 30, 2007	$1.4	$—

OXY VINYLS, LP AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(14) VALUATION AND QUALIFYING ACCOUNTS —
     Severance expense of $.2 million was recorded for the six months ended June 30, 2007 for cost reduction and restructuring programs, and is reflected as selling, general and administrative and other operating expenses.
     The following table presents the activity of certain valuation and qualifying accounts for the six months ended June 30, 2007 (in millions):

	Balance at					Balance at
	Beginning	Charged to				End of
	of Period	Expense	Deductions		Adjustment	Period
For the six months ended June 30, 2007:
Allowance for doubtful accounts	$1.3	$—	$—		$—	$1.3
Severance and other obligations	$.6	$.2	$(.7	)(a)	$—	$.1
Deferred tax valuation allowance	$17.9	$6.3	$—		$—	$24.2

(a)	Payments under the Partnership’s plan for termination and relocation of certain employees
(15) SUBSEQUENT EVENTS —
     On July 6, 2007, OCC PVC Compound purchased the 24 percent interest in OxyVinyls, owned by the PolyOne Limited Partner, for $261 million. Subsequent to the purchase, OxyVinyls is fully owned by subsidiaries of OCC.
     OxyVinyls retains the existing PVC and VCM supply agreements with PolyOne, as well as various service and shared facilities agreements. (See Note 13.) OxyVinyls also retains the existing chlorine supply agreement with Sunbelt. (See Note 13.)
     OxyMar paid the outstanding Bond principal of $6.8 million on August 15, 2007. (See Note 6.)
     OxyVinyls and OxyMar terminated all loan arrangements with OPIC as of July 31, 2007, at which time the outstanding loan amounts were settled through capital contributions from the partners of OxyVinyls and OxyMar. (See Note 7.)
     In July 2007, OPC completed the sale of its remaining shares of Lyondell common stock. OxyVinyls purchases ethylene from Equistar, a related party, which is an affiliate of Lyondell. (See Note 13.)